Jason L. Bradshaw

Senior Variable Compliance Consultant

North American Companies

for Life and Health Insurance

525 West Van Buren •  Chicago, Illinois 60607

Phone:  800.800.3656, Ext. 27878 •  Fax: 312.648.7778

E-Mail:  jbradshaw@SFGMembers.com

December 15, 2011

VIA EDGAR - Correspondence

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re: Midland National Life Separate Account C

Midland National Life Insurance Company

Initial Registration Statement on Form N-4

File Nos. 333-176870 and 811-7772

Dear Ms. White:

Please find below, in bold, responses to your comment letter dated September 27, 2011.

1. General

a.       Please confirm that once you have established it, the contract name on the front cover page of the prospectus will be the same as the EDGAR class identifiers associated with the contract.

The class has been updated to LiveWell VA, the product name.

b.      Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

We have not entered into any special agreements for this product.

c. Please note that we will need to review all omitted information prior to accelerating the filing.

Herein, for your review, is a pre-effective amendment.

2. Summary, page 6

Please state that the prospectus discloses all material features and benefits of the contract.

This has been added to the second paragraph, as the second to the last sentence, under the Summary heading.

3. Contract Owner Transaction Fees, page 9

Please disclose the potential $15 transfer charge in the table and in the Charges, Fees and Deductions section on pages 22-23.

This has been added to the table, Contract Owner Transaction Expense, under the Fees and Charges heading. A separate heading has been added under Changes, Fees and Deductions titled Transfer Charge with information pertaining to the $15 transfer charge.

4. Periodic Charges Other Than Portfolio Expenses, page 9

Please add the line item "Total Separate Account Annual Expenses" as per Item 3 of Form N-4.

This has been added to the table under Periodic Charges Other Than Portfolio Expenses.

5. Asset Based Administration Charge and Quarterly Contract Maintenance Fee, page 11

a.       You state herein that the asset based administration charge is .40%, but the fee table shows the charge as .50%. Please reconcile.

The charges have been updated to .35%, the current charge. This was updated in the Fee Table as well as the two headings pertaining to the asset based admin charge.

b.      Please state here, as you do on page 23, that if one's accumulation value should ever become insufficient to pay the contract maintenance fee, the contract would terminate without value. Please bold the disclosure.

The disclosure has been added as well as placed in bold face type for both sections in reference.

6. Suitability of the Contract, page 11

The prospectus asks the contract owner to represent and warrant that he or she will not purchase the contract as part of certain investment schemes. Please explain supplementally what the consequences to the contract owner would be if the contract were purchased for or later used as part of one of these investment schemes.

At this time, there are no specific consequences.

7. State Variations, page 12

Please disclose that all material state variations are discussed in the prospectus or in an appendix thereto, and revise the prospectus accordingly.

An appendix has been added, in the prospectus, to provide material information pertaining to the state variations.

8. Part C - Item 24

Except where permitted under Rule 483 of the Securities Act of 1933 (the "1933 Act"), please file actual rather than "form of' participation and reinsurance agreements.

Filed herein, please find the actual participation agreements which we note are currently being filed as a draft as these have not been finalized at this time. Midland National is working diligently with the respective fund companies on these agreements. We note the final participation agreements will be filed with the next Post-Effective Amendment, May 1, 2012, as final documents.

9. Power of Attorney

Please provide a Power of Attorney that relates specifically to the 1933 Act file number of the new registration statement. See Rule 483(b) of the 1933 Act.

Filed herein, please find a new power of attorney listing all of the relevant 1933 file numbers.

10. Financial Statements. Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Herein, for your review, is a pre-effective amendment.

11. Tandy Comment

Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

So noted.

If you have any comments or questions about this filing, please contact Fred Bellamy of Sutherland Asbill & Brennan LLP at 202-383-0126 or fred.bellamy@sutherland.com.

Respectfully,

/s/

Jason L. Bradshaw

Senior Variable Compliance Consultant